ICOS CORPORATION
22021 20th Avenue SE
Bothell, WA 98021


PRESS RELEASE

Contact:    Lacy Fitzpatrick
            ICOS Corporation
            (425) 485-1900

For Immediate Release:
----------------------

ICOS BOARD APPOINTS PAUL CLARK NEW CEO AND PRESIDENT

BOTHELL, WA June 16, 1999--ICOS Corporation (NASDAQ:ICOS) announced today the appointment of Paul N. Clark, 52, as the company's new Chief Executive Officer and President. George B. Rathmann, Chairman since 1990 and CEO and President since 1991, will continue in his role as Chairman of the Board. Mr. Clark has twenty-five years of experience in the pharmaceutical industry and was most recently with Abbott Laboratories for fourteen years before retiring in 1998. Mr. Clark was Executive Vice President, a member of the Board of Directors and, previous to that, was President of the Pharmaceutical Division where he was responsible for growing Abbott's pharmaceutical business. His responsibilities at Abbott also included chemical and agricultural products. In announcing the appointment, George B. Rathmann, Chairman of the Board of Directors for ICOS said,
"Paul brings a distinguished career in pharmaceuticals and we have had the good fortune over the past four years to work closely with him through a corporate collaboration with Abbott. Paul is known and well respected throughout ICOS and his experience is well suited to bringing the company to the stage of commercialization."

"I am enthusiastic about joining ICOS," said Paul Clark. "The company has an outstanding scientific team with leaders in fields that include inflammation and an excellent development group that is conducting numerous clinical trials. The company has been able to finance its operations as necessary and has a very strong Board of Directors. With the company's plans to bring significant products to market, I believe my background in the pharmaceutical industry can add value. It will be a privilege to work with George Rathmann who has contributed so much to ICOS and the biotech industry."

ICOS is discovering and developing new pharmaceuticals by seeking points of intervention in the inflammatory process that may lead to more specific and efficacious drugs. The Company's research and drug development programs involve both acute and chronic conditions such as acute respiratory distress syndrome, hemorrhagic shock, ischemic stroke, myocardial infarction, erectile dysfunction, pancreatitis and psoriasis.